UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                     Ridgestone Financial Services, Inc.
   ---------------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, no par value
   ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                 765904 10 7
   ---------------------------------------------------------------------
                               (CUSIP Number)

                              Douglas M. Kratz
                         852 Middle Road, Space #101
                           Bettendorf, Iowa 52722
                               (563) 823-3300
   ---------------------------------------------------------------------
                Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              January 21, 2005
   ---------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),
   240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
   Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).







     CUSIP No. 765904 10 7                                  13D

          1    NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               DOUGLAS M. KRATZ

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   						(a)  [x]
                                                                 				 		(b)  [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS

               PF

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  	     [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
               UNITED STATES OF AMERICA

             NUMBER OF            7    SOLE VOTING POWER
              SHARES                   68,500
           BENEFICIALLY
             OWNED BY             8    SHARED VOTING POWER
               EACH                    0
             REPORTING
              PERSON              9    SOLE DISPOSITIVE POWER
               WITH                    68,500

                                 10    SHARED DISPOSITIVE POWER
                                       0

         11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               68,500

         12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 			    	     [ ]

         13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.90%

         14    TYPE OF REPORTING PERSON
               IN








                                                        Page 2 of 7







          1    NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               PERRY B. HANSEN

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      						(a)  [x]
                                                                                                      		(b)  [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS

               PF

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  	     [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
               UNITED STATES OF AMERICA

             NUMBER OF            7    SOLE VOTING POWER
              SHARES                   17,000
           BENEFICIALLY
             OWNED BY             8    SHARED VOTING POWER
               EACH                    0
             REPORTING
              PERSON              9    SOLE DISPOSITIVE POWER
               WITH                    17,000

                                 10    SHARED DISPOSITIVE POWER
                                       0

         11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               17,000

         12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 				     [ ]

         13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.96%

         14    TYPE OF REPORTING PERSON
               IN

   ITEM 1.      SECURITY AND ISSUER.

   This statement relates to the common stock, no par value ("Common Stock"), of Ridgestone Financial Services, Inc. The principal executive offices of Ridgestone are located at 13925 West North Avenue, Brookfield, Wisconsin 53005.


   ITEM 2.      IDENTITY AND BACKGROUND.

   This statement is being filed by Douglas M. Kratz ("Kratz"), whose principal office is located at 852 Middle Road, Space #101, Bettendorf, Iowa 52722. Kratz currently serves as Chairman and Chief Executive Officer of National Bancshares, Inc. and Vice Chairman of its wholly owned subsidiary, The National Bank, Bettendorf, Iowa. He is also a principal investor in various privately held non-financial services related companies.

   This statement is also being filed by Perry B. Hansen ("Hansen"), whose principal office is located at 852 Middle Road, Space #101, Bettendorf, Iowa 52722. Hansen is currently the President of National Bancshares, Inc. and serves as Chairman and Chief Executive Officer of its wholly owned subsidiary, The National Bank, Bettendorf, Iowa. Hansen is currently a principal investor and director of Merrill Merchants Bancshares, Inc. and its wholly owned subsidiary, Merrill Merchants Bank, Bangor, Maine. He is also a principal investor in various privately held non-financial services related companies.

   Kratz and Hansen shall hereinafter be referred to as "Reporting Persons." The Reporting Persons may be deemed to be a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

   (d-e) During the last five years neither Kratz nor Hansen (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f) Each of Kratz and Hansen is a citizen of the United States.

   ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   The aggregate purchase price of the stock covered by this statement is $1,033,575. The Common Stock purchased by each Reporting Person was purchased with his personal funds.

   ITEM 4.      PURPOSE OF TRANSACTION.

   The Reporting Persons have acquired the Common Stock with the current intention of seeking to obtain a controlling interest in the Issuer. While the Reporting Persons do not currently have definitive plans as to how they might obtain such a controlling interest, the Reporting Persons may in the future (i) request representation on the board of directors, (ii) solicit consents, or proxies, to be used at a regular or special meeting of the shareholders of the Issuer, for the purpose of replacing one or more existing members of the board of directors of the Issuer, (iii) seek the removal and/or replacement of one or more members of senior management of the Issuer, (iv) initiate a tender offer for some or all of the Common Stock, (v) make additional purchases of the Common Stock in the open market and/or in one or more private transactions, (vi) seek to cause the Issuer to enter into one or more significant business transactions, and/or (vii) develop other or additional plans or proposals which relate to, or are similar to, one or more of the foregoing. However, the Reporting Persons do not currently have any plans or proposals to liquidate the Issuer, sell its assets, merger it with any other company or make any other significant change in its business strategy or corporate structure.

   In addition, the Reporting Persons filing this Statement may decide, jointly or individually, to dispose of any or of the Common Stock in any manner permitted by applicable securities laws.

   In connection with seeking to purchase additional Common Stock, the Reporting Persons are currently seeking approval from the Federal Reserve Bank of Chicago to purchase more than 24.99% of the Common Stock. At this time, Kratz and Hansen have not determined to acquire a specific number of shares of Common Stock.

   Should the Reporting Persons succeed in acquiring a majority of the outstanding Common Stock, they may at that time approach the board of directors of National Bancshares, Inc., of which they are both senior executive officers, directors and shareholders, about the possibility of Bancshares' acquiring their shares of Common Stock or pursuing an acquisition of the Issuer. The Reporting Persons are pursuing their investment in the Issuer as individuals and not on behalf of Bancshares.

   ITEM 5.      INTEREST IN SECURITIES OF ISSUER.

   (a) As of the close of business on January 21, 2005, the Reporting Persons owned beneficially an aggregate of 85,500 shares of Common Stock, which constituted approximately 9.9% of the 867,606 shares of Common Stock outstanding as of October 31, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2004.

   (b) Kratz is the beneficial owner of 68,500 shares of Common Stock, which constituted approximately 7.90% of the Issuer's outstanding

   Common Stock, and Kratz has the sole power to vote and to dispose of these shares.

   Hansen is the beneficial owner of 17,000 shares of Common Stock, which constituted approximately 1.96% of the Issuer's outstanding Common Stock, and Hansen has the sole power to vote and to dispose of these shares.

   (c) Information with respect to transactions in the Common Stock effected by the Reporting Persons during the last sixty (60) days is set forth below:

                       Shares     Price Per      Where      Reporting
         Date:        Acquired:    Share:     Transacted:    Person:

   January 21, 2005    51,500       11.85     Open Market     Kratz

   Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock.

   (d)   N/A

   (e)   N/A

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   There are currently no formal agreements between Kratz and Hansen with respect to the Issuer or the Common Stock, however, Kratz and Hansen have orally agreed to work together with respect to the Issuer and the Common Stock.

   ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS.

   None.
           _____________

                                  SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         /s/ Douglas M. Kratz
                                         --------------------------
                                         Douglas M. Kratz
                                         Dated: January 28, 2005



                                         /s/ Perry B. Hansen
                                         --------------------------
                                         Perry B. Hansen
                                         Dated: January 28, 2005



          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)































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